SECURITIES & EXCHANGE COMMISSION

WASHINGTON, D.C.   20549

NOTICE OF EXEMPT SOLICITATION (VOLUNTARY SUBMISSION)

NAME OF REGISTRANT: Alphabet, Inc.

NAME OF PERSON RELYING ON EXEMPTION: Change to Win Investment Group

ADDRESS OF PERSON RELYING ON EXEMPTION: 1900 L Street, NW, Suite 900, Washington, DC 20036

Written materials are submitted pursuant to Rule 14a-6(g)(1) promulgated under the Securities Exchange Act of 1934:

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[This reference is to an article from Financial Times available at https://www.ft.com/content/60339bd4-7e24-11e9-81d2-f785092ab560]

[This reference is to an article from the CtW Investment Group website available at http://ctwinvestmentgroup.com/wp-content/uploads/2019/05/Alphabet-Proposal-Letter_Final.docx.pdf]

[This reference is to an article from Fortune available at http://fortune.com/longform/inside-googles-civil-war/?utm_source=twitter.com&utm_medium=social&utm_campaign=social-share-article. ]